East West Markets, LLC

Statement of Financial Condition
December 31, 2019

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50451

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALERS: EAST WEST MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
5001 SPRING VALLEY ROAD, SUITE 825 W
(No. and Street)

DALLAS	TX	75244
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BENJAMIN BENATTAR 212-298-3833
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WEAVER AND TIDWELL, LLP
(Name – *if individual, state last, first, middle name*)

2300 NORTH FIELD STREET, STE 1000	DALLAS	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Benjamin Benattar, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of East West Markets, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

CEO

Title

Notary Public

CONNIE Y. LEE
Notary Public, State of New York
Registration No. 01LE6229399
Qualified in New York County
Commission Expires December 10 2022

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report pursuant to Securities and Exchange Commission Rule 17a5(d)(4)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

East West Markets, LLC
Index
December 31, 2019



weaver
Assurance · Tax · Advisory

Austin | Conroe | Dallas | Fort Worth | Houston
Los Angeles | Midland | New York City | San Antonio

Report of Independent Registered Public Accounting Firm

To the Member of
East West Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of East West Markets, LLC (the Company) as of December 31, 2019, and the related notes to the financial statement (collectively referred to as the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of East West Markets, LLC as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to East West Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Company's auditor since 2019.

Dallas, Texas
February 19, 2020

Weaver and Tidwell, L.L.P.
2300 North Field Street, Suite 1000 | Dallas, Texas 75201
Main: 972.490.1970 | Fax:972.702.8321
CPAs AND ADVISORS | WEAVER.COM

East West Markets, LLC
Statement of Financial Condition
As of December 31, 2019

Assets

Cash	$ 1,555,159
Other assets	9,577
Total Assets	**$ 1,564,736**

Liabilities and Member's Equity

Liabilities

Accounts payable and accrued expenses	$ 32,684
Contract liability	85,000
Due to affiliates	717,987
Total Liabilities	835,671
Member's Equity	729,065
Total Liabilities and Member's Equity	**$ 1,564,736**

The accompanying notes are an integral part of this financial statement.

1.   **Nature of the Business**

On March 25, 2019, East West Bancorp, Inc. (the "Parent") acquired all of the membership interests of Enstream Capital Markets, LLC, a Limited Liability Company and FINRA-regulated broker-dealer based in Dallas, Texas, formed in 2006, with a focus on middle-market advisory and private capital transactions in the energy sector from Enstream Capital Management, LLC, a management consulting firm. Following the acquisition, the name of the entity changed to East West Markets, LLC (the "Company") and the Company became a wholly-owned subsidiary of the Parent. The Company is a non-public broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). As an introducing broker-dealer, the Company does not hold customer funds or securities.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities.

2.   **Summary of Significant Accounting Policies**

Basis of accounting
The Company is engaged in a single line of business as a securities broker-dealer dealing in financial advisory services, institutional securities private placements, and merger, acquisitions and divestiture transactions.

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Limited Liability
Under the provisions of the Company agreement, no member shall be liable for the debts, liabilities or obligations of the Company beyond such member's respective capital contribution.

Cash
For purposes of the statement of cash flows, cash includes demand deposits held with a financial institution.

Uses of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The allocation of operating expenses from the parent company is a significant estimate. Actual results could differ from those estimates.

Other Assets
Other assets include prepaid expenses of $9,577 which represent fees paid in advance to regulatory bodies or service providers, most of which relates to FINRA membership renewal, fidelity bond renewal and accounting fees to S.D. Daniels & Co., P.C. (Fin-Op).

2.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606, "Revenue from Contracts with Customers." The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects in exchange for those goods or services. To achieve that core principle, an entity applies the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Contract liability
The contract liability represents nonrefundable fees and reimbursable expenses received from two (2) customers upon execution of the advisory fee contracts, in the amounts of $55,000 and $30,000, for which the performance obligation had not yet occurred at December 31, 2019. There was no contract liability at December 31, 2018.

Income taxes
The Company is a single member Limited Liability Company. As such, the Company is a disregarded entity for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member(s) for federal and state income tax purposes. Accordingly, the Company has not provisioned for federal or state income taxes.

At December 31, 2019, management had determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2015.

On December 18, 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2019-12 ("ASU 2019-12"), Income Taxes (Topic 740) which modifies Accounting Standards Codification ("ASC") 740 to simplify the accounting for income taxes. ASU 2019-12 specifies that an entity is not required to allocate the consolidated amount of current and deferred tax expense to a legal entity that is not subject to tax in its separate financial statements. However, an entity may elect to do so (on an entity-by-entity basis) for a legal entity that is both not subject to tax and disregarded by the taxing authority. This ASU is effective for years beginning after December 15, 2021, with early adoption permitted. The Company elected to early adopt this ASU for the year ended December 31, 2019 as management believes the requirements of this ASU are preferable to the previous requirements.

3.   **Related Party Transactions**

Pursuant to an administrative services agreement, the Company receives shared services from East West Bank (the "affiliate"). After the acquisition, it was anticipated that the Company would not have employees of its own, and any registered representatives or registered principals (collectively known as "Registered Members") of the Company would be employees of the affiliate and any employment related expenses of such Registered Members shall be paid by the affiliate and reimbursed by the Company pursuant to the terms of an expense sharing agreement (the "ESA") entered into between the Company and the affiliate. It was also expected that any other expenses other than those directly invoiced to the Company by third parties would be similarly covered by the ESA.

3. **Related Party Transactions (continued)**

The Company shares office facilities, employees, and personnel costs with its affiliate. The Company and its affiliate also share other expenses. The affiliate allocates costs to the Company that are clearly applicable to the operations of the Company. A reasonable allocation method is used to allocate common expenses, based on the square footage space utilized, work percentage performed, headcount, or those costs not clearly applicable to any one legal entity.

As of December 31, 2019, the Company had an outstanding balance of $657,931 related to allocated costs which is included as due to affiliates in the statement of financial condition. In addition to that, due to affiliates includes monies payable to the Parent, in the amount of $60,056 for expenses paid on behalf of the Company.

The Company acted as a selling agent on the $350mn CLO issued during 2019 for East West Investment Management CLO 2019-1 Ltd. and East West Management CLO 2019-1 (collectively known as "Co-Issuers").

On March 15, 2019, the Company entered into a revolving note and cash subordination agreement with the parent, East West Bancorp, Inc. In accordance with the agreement, the Company may advance sums of money on a revolving basis until March 15, 2022 and up to a maximum commitment amount of $30,000,000. The Company is obligated to repay the aggregate unpaid principal amount of all advances on or before March 15, 2023. No Advance shall be considered equity (for purposes of Appendix D of Rule 15c3-1 under the Act) despite the length of the initial term of any Advance. At December 31, 2019, no amounts have been drawn under the credit agreement, and the credit available at that date was $30,000,000.

4. **Credit Risk**

As of December 31, 2019, the Company maintained its cash balance with a financial institution. The cash balance in excess of the Federal Deposit Insurance Company insurance limits amounted to $1,305,159. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk.

5. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the "Rule") of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. In accordance with the Rule, the Company is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6.667% of aggregate indebtedness. At December 31, 2019, net capital of $719,488, exceeded the required net capital minimum of $100,000 by $619,488. Aggregate indebtedness at December 31, 2019 totaled $835,671. The ratio of aggregate indebtedness to net capital was 1.16 to 1.

6. **Exemption from Rule 15c3-3**

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub-paragraph (k)(2)(i).

East West Markets, LLC
Notes to the Financial Statement
Year ended December 31, 2019

7.   **Subsequent events**

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and February 18, 2020, the date that the financial statements were issued or available to be issued.